June 6, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3030

Attn:	Karl Hiller

Yolanda Guobadia

Re:	The Gorman-Rupp Company

Form 10-K for the Year Ended December 31, 2022

File No. 001-06747

Ladies and Gentleman:

The Gorman-Rupp Company, an Ohio corporation (the “Company”), is submitting this letter in response to the comment letter from the staff of the Securities and Exchange Commission (the “Commission”), dated May 26, 2023 (the “Comment Letter”), in regard to the above-referenced Form 10-K for the fiscal year ended December 31, 2022.

The Commission has asked that the Company either respond to the Commission’s comments in the Comment Letter within 10 business days or tell the Commission when the Company will provide a response. The Company is currently reviewing the Comment Letter. The Company is requesting that it be allowed to respond on or before June 26, 2023. The additional time will enable the Company to consult with the appropriate individuals in order to fully and adequately respond to the Commission’s comments.

If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at 419.755.1548.

Very truly yours,

/s/ James C. Kerr

James C. Kerr

Chief Financial Officer